Exhibit 99.2
 January 2022  A subsidiary of  CULTIVATED by SCIENCE

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and Canonic Ltd (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”. Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

 INTRODUCTION

 43  OUR VISION  Commercialize effective, precise and stable medical cannabis products, based on decoding plant genetics, for optimized therapeutic effect

   Global Cannabis Market    20.4  26  32  38  46.8  43     Source: Arcview Market Research/BDSA

   Market Challenges  STABILITY  Substantial variationswithin varieties produceinconsistent products andtherefore, inconsistent results  YIELD  Low yield of active compounds affects income per sq foot  SPECIFICITY  Significant knowledge gap prevents matching active compounds to medical indications     The opportunity : With state-of-the-art plant genomic expertise, major market challenges can be solved

   The opportunityFrom Plant Genetics – To Medical Cannabis Products  Plant genetics know-how is the basis for development of premium Cannabis varieties  Premium varieties can lead to novel medical Cannabis products addressing market challenges

 PRODUCTS

Variety Families Under Development

MetaYield+

Stable enhancement of **total plant** compounds

Focus on **agronomic** and **consumer** traits

Increased active compounds
[e.g. Increased trichomes prevalence]

Optimize consumer traits
[e.g. inflorescence size, density, scent]

First products in the market

Precise+

Stable enhancement of **specific active** compounds

Focus on **therapeutic** traits

Medical indication focus
[e.g. Pain & Inflammation]

Compound profile focus
[e.g. CBG, CBC]

Next generation products

CANONIC
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MetaYield+ Varieties – The G-nnovation series

Now available in more than 70 pharmacies in Israel

Product 1: G150


G150
T15 C3
G150
T15 C3

Scent
Pine
Lemon

Use
Day

Active compounds
THC18%,CBD>0.1

IMC* category T15C3

- **18 % THC**
- **High consumer rank**

Product 2: G200


G200
T20 C4
G200
T20 C4

Scent
Pine
Sweet

Use
Night

Active compounds
THC21%,CBD>0.1

IMC* category T20C4

- **21 % THC**
- **High consumer rank**

*IMC- Israel Medical Cannabis agency in the Ministry of Health

CANONIC

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   Precise+: Medical indication focus        Indication: Inflammation  Pre-clinical study: Hadassah medical center  Status: product development   Expected launch: 2023  Indication: Pain  PRODUCT 2 (under development)   Pre-clinical study: Migal research center  Status: product development   Expected launch: 2023  Target market size in 2023*: Israel $280 M, EU $750M  Target market size in 2023*: Israel $115M, EU $300M  *Company estimate, based on current market sale prices and data published by Israeli Ministry of Health regarding number of medical cannabis users in Israel and by Prohibition Partners in The European Cannabis Report Feb 2020.                      PRODUCT 1 (under development)

   Collaboration With Tikun Olam-Cannbit  Targeting specific compound profile      Pre-clinical study: under evaluation  Status: product development           Precise+: Specific compound profile   PRODUCT 3 (under development)

 Technology

   The Genomic Power – improving performance   The potential:Improving plant traits through advanced breeding   Cultured Maze  Wild Maze  Example – Corn is considered a leading commercial crop Wild corn went through genetic changes before it became a commercial crop.   The challenge: Connect genomic elements to traitsShorten the development time   The opportunity => BIG DATA AND COMPUTATIONAL BIOLOGY

 Computational Genomics Combining deep scientific know-how with Big Data and AI technology to tailor the plant genetics for improvement of plant traits and development of unique cannabis products  When Data Meets Computational Biology   BIG DATA  Genomics  AI

Canonic proprietary database and assets

>1000 characterized lines (>17.5*10^6 data points)

Genotype

Phenotype

Chemotype

Pre-clinical

Accumulated assets

Genetic bank
'Mother' plants,
seeds,
tissue culture

Genetic markers
For traits of interest
(e.g. active compounds)

Diverse Breeding populations
Proprietary hybrids

CANONIC
All right reserved to Canonic LTD.

   Products         BIG DATA  AI  Computational genomics tools        Plant genomics database with >109 data points on > 200 plants   Proprietary Cannabis genomic & chemical data on > 1000 lines  Pre-clinical data    Big Data & AI transforming Data to Know-how

   The genomic power – 20% increase in THC content    THC content (%)  Developing next generation MetaYield+ products By leveraging our unique proprietary know-how and database, within 12 months we have:Improved the target trait by 20%Reached 6-fold increase in number of cannabis lines with >20% THC content  20% THC increase   Initial population  New hybrids  Frequency in population      +20%  X6 lines    20%    THC

   Demonstrated Capabilities Along The Development Value Chain  Large genetic & breeding collections  Certified Propagation farm   State of the art data collection tools  Fully equipped labs & tissue culture rooms  Advanced-breeding facility   World-class computational genomics  Canonic holds computational genomics capabilities and the full plant infrastructure to execute

 Business model

Cannabis Value Chain

Seed to Sale Powered by Genomics

ACTIVITY	Varieties Development	Seeds & Seedling Production	Cannabis Cultivation	Manufacturing	Distribution	Sales & Marketing	Patients
	R&D Facilities	Propagation Farms	Cultivators	Extraction & Formulation	Regional Distributors	B2B2C marketing to Pharmacies	

CANONIC
All right reserved to Canonic LTD.

Canonic in the Cannabis Value Chain

Reduced time to market and higher profitability by leveraging our proprietary genomic expertise and outsourcing downstream elements of the value chain

ACTIVITY

	CANONIC	CANONIC	Service providers			CANONIC	
Activity	Varieties Development	Seeds & Seedling Production	Cannabis Cultivation	Manufacturing	Distribution	Sales & Marketing	Patients
	Active R&D Facilities	Active Propagation Farm	Cultivators	Extraction & Formulation	Regional Distributors		
			Active suppliers	Active suppliers	Active suppliers		
			TelCann, INTELICANNA GLOBAL CANNABIS INNOVATION	TIKUN OLAM MEDICAL CANNABIS CANNBIT PHARMACEUTICALS LTD, cannassure	novolog LOGISTICS BY NOVOLOG GROUP	SUPER-PHARM, פארם ש.ר.ם. שרות רוקחים מקצועי	









CANONIC
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 Summary

   Team  Dr. Inbal Dangoor  VP R&D  Guy Adler  VP Product  Yonatan Wegman  Head Agronomist  Dr. Michi Brog  Plant Breeder  Dr. Arnon Heyman  CEO  Elena Huly  Marketing & Sales  Dr. Haleli Sharir   Clinical Research Director   Tanya Damm Bokobza  EVP Business Development

Directors and Advisory Board

Board of directors



Ofer Haviv
Chairman of the board

Evogene President & CEO



Raanan Cohen
Business strategy

Former CEO Koor Industries



Dorit Kreiner
Finance

Evogene CFO

Advisory board



Prof. Yossi Tam
Cannabinoid clinical research

Director, Multidisciplinary Center for Cannabinoid Research of the Hebrew University



Nirit Elyovich
Marketing strategy

Senior marketing specialist with over 20 years of B2C experience



Omri Ofer
Pharmaceutical distribution

Former CEO Chemipal



Dr. Yariv Brotman
Plant metabolic pathways

Ben Gurion University & Max Planck Institute of Molecular Plant Physiology



Shai Leviatov
Plant breeding

Commercial varieties breeding for more than 30 years in top leading multinational seeds companies

CANONIC
All right reserved to Canonic LTD.

Company Milestones      Establishment  POC & Go-to-Market   MetaYield+ Pre-Commercial   MetaYield + Commercial  Precise + Market entry   Market entry N. America  2019  2020  2021  2022            1  2  3  4  5  Infrastructure, Genetic collection     Go to Market- IL     Initial sales-IL    2023  2024 and onward  Target Markets  IL  IL, EU  IL, EU, N. America       Go to Market- EU    Initial sales-EU    Initial sales-NA    Value creation   Time

   Canonic’s distinct market advantage is in mapping, decoding and stabilizing cannabis genetics for better health.Canonic holds exclusive rights to Evogene’s (NASDAQ, TASE: EVGN) state-of-the-art computational genomics technology, for product development for the Cannabis market segment.Canonic’s first two products, G-150 and G-200, were launched in Israel in October 2021. Next generation products are expected to focus on 2 major medical indications, pain and inflammation, which represent > 60% of the medical market*.Canonic aims to enter the EU market during 2023.  Summary   *Company estimate, based on data published by Israeli Ministry of Health regarding number of medical cannabis users in Israel

 THANK YOU  CULTIVETED by SCIENCE